Legal Department Eastman Chemical Company P.O. Box 511 Kingsport, Tennessee 37662-5075

Brian L. Henry Senior Counsel and Assistant Secretary Phone: (423) 229-1295 FAX: (423) 229-4137 E-mail: blhenry@eastman.com

March 27, 2009

IN ELECTRONIC FORMAT VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Eastman Chemical Company Definitive Proxy Materials

Ladies and Gentlemen:

On behalf of Eastman Chemical Company (the “Company”), transmitted herewith in electronic format for filing, pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 and Rule 101(a)(1)(iii) of Regulation S-T, are the definitive Proxy Statement and Form of Proxy, and certain additional related material, (the “Proxy Materials”) for the Company’s 2009 Annual Meeting of Stockholders (the “Annual Meeting”), together with a cover page in the form set forth in Schedule 14A pursuant to Rule 14a-6(m). The Form of Proxy includes, in addition to the text of the traditional paper proxy card, the text of the dialogue script for telephone proxy voting and the text of the computer screens for Internet proxy voting. The additional related material consists of a letter to employee stockholders concerning electronic delivery of the annual meeting materials. This transmittal letter is submitted supplementally in electronic format.

The Proxy Materials, accompanied by the Company’s 2008 Annual Report to Stockholders (the “Annual Report”), are being sent or given to stockholders in paper format and electronically via the Internet beginning March 27, 2009.

The Company is filing the definitive Proxy Materials without payment of a fee in accordance with Rule 14a-6(i)(2). No preliminary copies of the Proxy Materials were filed with the Commission because the only matters scheduled to be acted upon at the Annual Meeting are the election of directors, the ratification of the appointment of independent auditors, and two stockholder proposals included in the Proxy Materials pursuant to Rule 14a-8.

Securities and Exchange Commission

March 27, 2009

I will separately send to the Commission, for its information pursuant to Rule 14a-3(c), seven copies in paper format of the Annual Report on the date the Annual Report is first sent or given to stockholders. By paper copy of this letter, I will send six copies of the Proxy Materials in paper format to the New York Stock Exchange, on which the Company’s Common Stock is traded under the symbol “EMN”, on the date the Proxy Materials and Annual Report are first distributed to stockholders.

Please contact the undersigned at the above direct-dial telephone number with any questions regarding the transmitted materials.

Sincerely,

/s/ Brian L. Henry

Brian L. Henry

cc: New York Stock Exchange Euronext (w/enclosures)
      Corporate Actions & Market Watch
      c/o Ms. Cecilia S. Cheung
      20 Broad Street, 17th Floor
      New York, NY 10005

      Theresa K. Lee - Chief Legal Officer,
      Eastman Chemical Company